SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________

SCHEDULE 13D/A4 (Amendment No. 4)

Under the Securities Exchange Act of 1934

Soligenix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

258094101
(CUSIP Number)

James Robinson, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, NY 10005
(212) 701-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258094101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF, PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 59,539
Beneficially Owned	(8)	SHARED VOTING POWER 3,320,411
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 59,539
Person With	(10)	SHARED DISPOSITIVE POWER 3,320,411
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,379,950
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.7% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 444,873 shares of Common Stock issuable upon exercise of the 2012 Warrants (as defined below)).

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 258094101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.p.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,068,461
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,068,461
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,068,461
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau International S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,068,461
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,068,461
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,068,461
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau America S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,068,461
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,068,461
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,068,461
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 258094101
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Pharmaceuticals, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
Number of Shares	(7)	SOLE VOTING POWER 0
Beneficially Owned	(8)	SHARED VOTING POWER 3,068,461
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 0
Person With	(10)	SHARED DISPOSITIVE POWER 3,068,461
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,068,461
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 4 by Paolo Cavazza, an Italian citizen, Sigma-Tau Finanziaria S.p.A., an Italian corporation (“Sigma-Tau Finanziaria “), Sigma -Tau International S.A., a Luxembourg corporation (“Sigma-Tau International”), Sigma-Tau America S.A., a Luxembourg corporation (“Sigma-Tau America”) and Sigma-Tau Pharmaceuticals, a Nevada Corporation (“Sigma-Tau Pharmaceuticals” and, together with Paolo Cavazza, Sigma-Tau Finanziaria, Sigma-Tau International and Sigma-Tau America, the “Reporting Parties”) amends the Schedule 13D filed with the SEC on February 20, 2009 as amended by Amendment No. 1 filed with the SEC on October 2, 2009, Amendment No. 2 filed with the SEC on June 28, 2010 and Amendment No. 3 filed with the SEC on January 2, 2013 (the “Schedule 13D”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Soligenix, Inc. (formerly DOR BioPharma, Inc.) (the “Issuer”), a Delaware corporation whose principal offices are located at 29 Emmons Drive, Suite C-10, Princeton, New Jersey 08540.  This Amendment No. 4 is being filed to reflect a decrease in the percentage of beneficial ownership of Common Stock held by the Reporting Parties due to the issuance of additional shares of Common Stock by the Issuer as described in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2013.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Paolo Cavazza is the beneficial owner of 3,379,950 shares of Common Stock representing 26.7% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 444,873 shares of Common Stock issuable upon exercise of the 2012 Warrants).

Sigma-Tau Finanziaria is the beneficial owner of 3,068,461 shares of Common Stock representing 24.4% (based on 12,231,492  shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant).

Sigma-Tau International is the beneficial owner of 3,068,461 shares of Common Stock representing 24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant).

Sigma-Tau America is the beneficial owner of 3,068,461 shares of Common Stock representing 24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant).

Sigma-Tau Pharmaceuticals is the beneficial owner of 3,068,461 shares of Common Stock representing 24.4% (based on 12,231,492 shares of Common Stock outstanding as of May 1, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed pursuant to the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on May 3, 2013, plus 357,069 shares of Common Stock issuable upon exercise of the Pharmaceuticals 2012 Warrant).

(b) The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is 59,539.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to vote or direct the vote is 3,320,411.  The number of shares of Common Stock as to which Paolo Cavazza has the sole power to dispose or direct the disposition is 59,539.  The number of shares of Common Stock as to which Paolo Cavazza shares the power to dispose or direct the disposition is 3,320,411.

The number of shares of Common Stock as to which Sigma-Tau Finanziaria has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau Finanziaria shares the power to vote or direct the vote is 3,068,461.  The number of shares of Common Stock as to which Sigma-Tau Finanziaria has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma-Tau Finanziaria shares the power to dispose or direct the disposition is 3,068,461.

The number of shares of Common Stock as to which Sigma-Tau International has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau International shares the power to vote or direct the vote is 3,068,461.  The number of shares of Common Stock as to which Sigma-Tau International has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma-Tau International shares the power to dispose or direct the disposition is 3,068,461.

The number of shares of Common Stock as to which Sigma-Tau America has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau America shares the power to vote or direct the vote is 3,068,461.  The number of shares of Common Stock as to which Sigma-Tau America has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma Tau America shares the power to dispose or direct the disposition is 3,068,461.

The number of shares of Common Stock as to which Sigma-Tau Pharmaceuticals has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Sigma-Tau Pharmaceuticals shares the power to vote or direct the vote is 3,068,461.  The number of shares of Common Stock as to which Sigma-Tau Pharmaceuticals has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Sigma-Tau Pharmaceuticals shares the power to dispose or direct the disposition is 3,068,461.

(c) N/A.

(d) N/A.

(e) N/A.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A.	Joint Filing Agreement dated January 2, 2013 by and among Paolo Cavazza, Sigma-Tau Finanziaria S.p.A., Sigma-Tau Pharmaceuticals, Inc., Sigma-Tau America S.A. and Sigma-Tau International S.A1.

B.
Power of Attorney, dated as of January 22, 2013, granted by Messrs. Salvatore Desiderio and Armand De Biase, directors of Sigma-Tau International S.A., in favor of Messrs. David Lemus and Fabio Amabile

C.	Power of Attorney, dated as of January 22, 2013, granted by Messrs. Salvatore Desiderio and Armand De Biase, directors of Sigma-Tau America S.A., in favor of Messrs. David Lemus and Fabio Amabile

D.	Power of Attorney, dated as of May 15, 2013, granted by Mr. Andrea Montevecchi, Vice President and CEO of Sigma-Tau Finanziaria S.p.A., in favor of Messrs. Fabio Amabile and Lorenza Laureti

E.	Power of Attorney, dated as of January 22, 2013, granted by Mr. Trevor Jones, President of Sigma-Tau Pharmaceuticals, Inc., in favor of Messrs. David Lemus and Fabio Amabile

F.	Power of Attorney, dated as of December 20, 2012, granted by Mr. Paolo Cavazza in favor of Messrs. Fabio Poma and Nicola Wullschleger2

G.	Form of Letter of Intent dated November 26, 20083

H.	Form of Common Stock Purchase Agreement dated as of February 11, 20094

I.	Form of September 2009 Securities Purchase Agreement5

J.	Form of 2009 Warrant6

1	Incorporated by reference to Exhibit A to Amendment No. 3 to Schedule 13D relating to the Issuer’s common stock filed by the Reporting Parties with the SEC on January 2, 2012.

2	Incorporated by reference to the Reporting Person’s Form 4 filed with the SEC on December 21, 2012.

3	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2008.

4	Incorporated by reference to Exhibit 10.44 to the Issuer’s Registration Statement on Form S-1 (333-157322) filed with the SEC on February 13, 2009.

5	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

6	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

K.	Form of June 2010 Securities Purchase Agreement7

L.	Form of 2010 Warrant.8

M.	Form of Pharmaceuticals 2012 Warrant9

N.	Form of Sinaf 2012 Warrant10

7	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.

8	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.

9	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

10	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date:  May 16, 2013

PAOLO CAVAZZA By: /s/ Nicola Wullschleger Name: Nicola Wullschleger Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date:  May 16, 2013

SIGMA-TAU FINANZIARIA S.P.A. By: /s/ Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Date:  May 16, 2013

SIGMA-TAU INTERNATIONAL S.A. By: /s/ Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau America S.A. is true, complete and correct.

Date:  May 16, 2013

SIGMA-TAU AMERICA S.A. By: /s/ Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Pharmaceuticals, Inc. is true, complete and correct.

Date:  May 16, 2013

SIGMA-TAU PHARMACEUTICALS, INC. By: /s/ Fabio Amabile Name: Fabio Amabile Title: Attorney-in-fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons), evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Sigma Tau Finanziaria S.p.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, S. Cavazza, F. Cavazza, Martinetti, Tugnoli, Jones, and Cerrina Feroni) of Sigma-Tau Finanziaria are set forth below:

1.           (a) Mario Artali, (b) Via Sudafrica 20, Rome, Italy, 00144,, (c) President of Sigma-Tau Finanziaria, and (d) Italian.

2.           (a) Andrea Montevecchi, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Vice President and Chief Executive Officer of Sigma-Tau Finanziaria, and (d) Italian.

3.           (a) Sabrina Di Bartolomeo, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau Finanziaria, and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Artali, Montevecchi and Di Bartolomeo) of Sigma-Tau Finanziaria are set forth below:

1.           (a) Enrico Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, (c) executive of Sigma-Tau Finanziaria and (d) Italian.

2.           (a) Silvia Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive of Sigma-Tau Finanziaria and (d) Italian.

3.           (a) Francesca Cavazza, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) executive, Sigma-Tau Finanziaria (d) Italian.

4.           (a) Trevor Jones, (b) Woodhyrst House, 18 Friths Drive, REIGATE, Surrey, Great Britain, (c) professor and (d) British

5.           (a) Marco Cerrina Feroni, (b) Piazza Paolo Ferrari 10, Milano, Italy 20121, (c) executive, Intesa Sanpaolo SpA and (d) Italian

6.           (a) Maurizio Martinetti, (b) Piazza dei Caprettari 70, Rome, Italy, 00186, (c) lawyer and (d) Italian.

7.           (a) Guido Tugnoli, (b) via Senato 12, Milano, 20121, (c) business consultant and (d) Italian.

8.           (a) Ennio Maria Cicconi, (b) via XXIV Maggio 43, Rome, Italy, 00183, (c) lawyer and (d) Italian.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma-Tau Finanziaria are set forth below:

1.           (a) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma-Tau Finanziaria, Aptafin SpA and Esseti S.A., and (d) Italian.

Paolo Cavazza directly and indirectly owns 38% of Sigma-Tau Finanziaria.

Sigma-Tau International S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director of Sigma-Tau International are set forth below:

1.           (a) Luca Checchinato, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Manager of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, and (d) Italian.

2.           (a) Dominique Audia, (b) 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, (c) Manager of Société Européenne de Banque S.A located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, and (d) French.

3.           (a) Salvatore Desiderio, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Employee of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, and (d) Italian.

4.           (a) Armand De Biase, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Employee of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg,and (d) French.

5.           (a) Gustave Stoffel, (b) 31, Boulevard Grande – Duchesse Charlotte-  L – 1331 Luxembourg, (c) CEO of Profida Luxembourg located at 31, Boulevard Grande – Duchesse Charlotte-  L – 1331 Luxembourg, and (d) Luxembourg.

Sigma-Tau America S.A.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Sigma-Tau America are set forth below:

1.           (a) Luca Checchinato, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Manager of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, and (d) Italian.

2.           (a) Salvatore Desiderio, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Employee of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg, and (d) Italian.

3.           (a) Armand De Biase, (b) 19/21 Boulevard du Prince Henri L-1724 Luxembourg, (c) Employee of Société Européenne de Banque S.A, located at 19/21 Boulevard du Prince Henri - L-1724 Luxembourg,and (d) French.

Sigma-Tau Pharmaceuticals. Inc.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director of Sigma-Tau Pharmaceuticals are set forth below:

1.           (a) Trevor Jones, (b) Woodhyrst House, 18 Friths Drive, REIGATE, Surrey, Great Britain, (c) professor, and (d) British.

2.           (a) Lorenza Laureti, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau Industrie Farmaceutiche Riunite SpA located at Via Pontina Km. 30,400, Pomezia (Rome), Italy; and (d) Italian.

3.           (a) Andrea Montevecchi, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Vice President and Chief Executive Officer of Sigma-Tau Finanziaria, and (d) Italian.

4.           (a) Sabrina Di Bartolomeo, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c) Managing Director of Sigma-Tau Finanziaria, and (d) Italy.

5.           (a) Marco Maria Brughera, (b) Via Pontina Km. 30,400, Pomezia (Rome), Italy, 00040, (c)  Director of Sigma-Tau Pharmaceuticals, Inc. and (d) Italian.

6.           (a) David Lemus, (b) 9841 Washington Blvd., Suite 500, Gaithersburg, MD, 20878, (c) Chief Executive Officer of Sigma-Tau Pharmaceuticals, Inc., (d) United States.

EXHIBIT INDEX

Page
A. Joint Filing Agreement dated January 2, 2013 by and among Paolo Cavazza, Sigma-Tau Finanziaria S.p.A., Sigma-Tau Pharmaceuticals, Inc., Sigma-Tau America S.A. and Sigma-Tau International S.A.11
B. Power of Attorney, dated as of January 22, 2013, granted by Messrs. Salvatore Desiderio and Armand De Biase, directors of Sigma-Tau International S.A., in favor of Messrs. David Lemus and Fabio Amabile	19
C. Power of Attorney, dated as of January 22, 2013, granted by Messrs. Salvatore Desiderio and Armand De Biase, directors of Sigma-Tau America S.A., in favor of Messrs. David Lemus and Fabio Amabile	20
D. Power of Attorney, dated as of May15, 2013, granted by Mr. Andrea Montevecchi, Vice President and CEO of Sigma-Tau Finanziaria S.p.A., in favor of Messrs. Fabio Amabile and Lorenza Laureti	21
E. Power of Attorney, dated as of January 22, 2013, granted by Mr. Trevor Jones, President of Sigma-Tau Pharmaceuticals, Inc., in favor of Messrs. David Lemus and Fabio Amabile	22
F. Power of Attorney, dated as of December 20, 2012, granted by Mr. Paolo Cavazza in favor of Messrs. Fabio Poma and Nicola Wullschleger.12
G. Form of Letter of Intent dated November 26, 200813
H. Form of Common Stock Purchase Agreement dated as of February 11, 200914
I. Form of September 2009 Securities Purchase Agreement 15

11   Incorporated by reference to Exhibit A to Amendment No. 3 to Schedule 13D relating to the Issuer’s common stock filed by the Reporting Parties with the SEC on January 2, 2012.

12   Incorporated by reference to the Reporting Person’s Form 4 filed with the SEC on December 21, 2012.

13   Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2008.

14   Incorporated by reference to Exhibit 10.44 to the Issuer’s Registration Statement on Form S-1 (333-157322) filed with the SEC on February 13, 2009.

15   Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

J. Form of 2009 Warrant16
K. Form of June 2010 Securities Purchase Agreement17 L. Form of 2010 Warrant18 M. Form of Pharmaceuticals 2012 Warrant19 N. Form of Sinaf 2012 Warrant20

16Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

17Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.

18Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2010.

19Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

20Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2012.

EXHIBIT B

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of David Lemus and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of SOLIGENIX, INC. (formerly known as DOR BioPharma, Inc.) held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in¬-fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma-Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 22nd day of January, 2013.

SIGMA TAU INTERNATIONAL S.A. By: /s/ Salvatore Desiderio Name: Salvatore Desiderio Title: Director By: /s/ Armand De Biase Name: Armand De Biase Title: Director

EXHIBIT C

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of David Lemus and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of SOLIGENIX, INC. (formerly known as DOR BioPharma, Inc.) held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving- in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-¬fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 22nd day of January, 2013.

SIGMA TAU AMERICA S.A. By: /s/ Salvatore Desiderio Name: Salvatore Desiderio Title: Director By: /s/ Armand De Biase Name: Armand De Biase Title: Director

EXHIBIT D

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Fabio Amabile and Lorenza Laureti, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of SOLIGENIX, INC. (formerly known as DOR BioPharma, Inc.) held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving- in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-¬fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 15th day of May, 2013.

SIGMA TAU FINANZIARIA S.P.A. By: /s/ Andrea Montevecchi Name: Andrea Montevecchi Title: Vice President & Chief Executive Officer

EXHIBIT E

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of David Lemus and Fabio Amabile, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities of SOLIGENIX, INC. (formerly known as DOR BioPharma, Inc.) held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.

This Power of Attorney overrides and replaces any prior power of attorney issued for the same matter and shall remain in full force and effect until the undersigned withdraws it in writing and delivers to each of the foregoing attorneys-in-¬fact a copy of the withdrawal or the foregoing attorneys-in-fact will be no longer employed within Sigma-Tau Group (namely, employed by a company which is directly or indirectly majority-owned by Sigma Tau Finanziaria).

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 22nd day of January, 2013.

SIGMA TAU PHARMACEUTICALS, INC. By: /s/ Trevor Jones Name: Trevor Jones Title: President